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 FORM 3                                                   OMB APPROVAL
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                                                  OMB Number:         3235-014
                                                  Expires:   December 31, 2001
                                                  Estimated average burden
                                                  hours per response ......0.5
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                    U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f)
                     of the Investment Company Act of 1940


(Print or Type Responses)

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
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 1. Name and Address of Reporting Person*  2. Date of Event Requiring    4. Issuer Name and Ticker or        6. If Amendment, Date
    Solectron Corporation                     Statement                     Trading Symbol                      of Original
----------------------------------------      (Month/Day/Year)           Smart Modular Technologies, Inc.       (Month/Day/Year)
     (Last)     (First)     (Middle)         September 13, 1999          (SMOD)
                                           ----------------------------  --------------------------------    -----------------------
    777 Gibraltar Drive                    3. IRS or Social Security     5. Relationship of Reporting        7. Individual or Joint/
----------------------------------------      Number of Reporting             Person to Issuer                  Group Filing (Check
             (Street)                         Person (Voluntary)            (Check all applicable)              applicable line)
    Milpitas        CA        95035          94-2447045                        Director     X    10% Owner     X    Form filed by
--------------------------------------     ----------------------------  -----            -----              -----  One Reporting
      (City)      (State)      (Zip)                                           Officer           Other              Person
                                                                         ----- (give      -----  (specify           Form filed by
                                                                               title below)      below)      -----  More than One
                                                                                                                    Reporting Person
                                                                         ----------------------------------
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                                      TABLE 1 -- NON-DERIVATIVE SECURITIES BENEFICIALLY OWNED
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 1. Title of Security                         2. Amount of Securities         3. Ownership Form:         4. Nature of Indirect
    (Instr. 4)                                   Beneficially Owned              Direct (D) or              Beneficial
                                                 (Instr. 4)                      Indirect (I)               Ownership (Instr. 4)
                                                                                 (Instr. 5)
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Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.                   (Over)
*If the form is filed by more than one reporting person, see Instruction 5(b)(v).                                    SEC 1473 (3-99)
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
 FORM 3 (CONTINUED)               TABLE II -- DERIVATIVE SECURITIES BENEFICIALLY OWNED
                            (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

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1. Title of Derivative Security  2. Date            3. Title and Amount of         4. Conver-    5. Owner-   6. Nature of Indirect
   (Instr. 4)                       Exercisable and    Securities Underlying          sion or       ship        Beneficial Ownership
                                    Expiration Date    Derivative Security            Exercise      Form of     (Instr. 5)
                                    (Month/Day/        (Instr. 4)                     Price of      Deriv-
                                    Year)                                             Deriv-        ative
                                                                                      ative         Security:
                                                                                      Security
                                 -------------------------------------------------                  Direct
                                 Date      Expira-                       Amount or                  (D) or
                                 Exercis-  tion             Title        Number                     Indirect (I)
                                 able      Date                          of Shares                  (Instr. 5)

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Option to purchase                 (1)       (2)       Common Stock      9,030,759    $39.3656      D
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Common Stock
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Explanation of Responses:


(1) As an inducement to Solectron to enter into an Agreement and Plan of Reorganization (the "Merger Agreement"), Solectron and Smart entered into a Stock Option Agreement dated as of September 13, 1999 (the "Stock Option Agreement"). Pursuant to the Stock Option Agreement, Smart granted Solectron the Option, under certain conditions, to acquire up to the number of shares of Smart Common Stock sufficient to give Solectron ownership of 19.9% of Smart's outstanding Common Stock. Smart's obligation to issue shares pursuant to the exercise of the Stock Option is subject to the occurrence of certain events (each, an "Exercise Event"), which may not occur. In general, an Exercise Event may be deemed to occur: (a) if (i) the Board of Directors of Smart or any committee thereof shall for any reason have withdrawn or shall have amended or modified in a manner adverse to Solectron its unanimous recommendation in favor of, the adoption and approval of the Merger Agreement or the approval of the Merger; (ii) Smart shall have failed to include in the Prospectus/Proxy Statement the unanimous recommendation of the Board of Directors of Smart in favor of the adoption and approval of the Merger Agreement and the approval of the Merger; (iii) the Board of Directors of Smart fails to reaffirm its unanimous recommendation in favor of the adoption and approval of the Merger Agreement and the approval of the Merger within ten (10) days after Solectron requests in writing that such recommendation be reaffirmed at any time following the announcement of an Acquisition Proposal (as defined in Section 5.4(a) of the Merger Agreement); (iv) the Board of Directors of Smart or any committee thereof shall have approved or recommended any Acquisition Proposal; (v) Smart shall have entered into any letter of intent or similar document or any agreement, contract or commitment accepting any Acquisition Proposal; or (vi) a tender or exchange offer relating to securities of Smart shall have been commenced by a Person (as defined in the Merger Agreement) unaffiliated with Solectron and Smart shall not have sent to its securityholders pursuant to Rule 14e-2 promulgated under the Securities Act of 1933, as amended, within ten (10) business days after such tender or exchange offer is first published, sent or given, a statement disclosing that Smart recommends rejection of such tender or exchange offer; or (b) if the Merger Agreement is terminated by either Solectron or Smart because the Merger shall not have been consummated by March 31, 2000, or because the Smart stockholders fail to approve the Merger Agreement and the Merger.

(2) The Option will terminate upon the earliest of (i) the completion of the Merger, (ii) twelve (12) months following the date on which the Merger Agreement is terminated pursuant to Section 7.1(b) or 7.1(d) thereof, if no event causing the Termination Fee to become payable pursuant to Section 7.3(b)(ii) of the Merger Agreement has occurred, (iii) eighteen (18) months following the date on which the Merger Agreement is terminated pursuant to Section 7.5(g) or 7.1(h) thereof, (iv) in the event the Merger Agreement has been terminated pursuant to
Section 7.1(b) or 7.1(d) thereof and the Termination Fee became payable pursuant to Section 7.3(b)(ii) thereof, 18 months after payment of the Termination Fee; or (v) the date on which the Merger Agreement is terminated if neither an Exercise Event nor the announcement of an Acquisition Proposal by a third party occurred on or prior to the date of such termination.




                                                                                /s/ Susan Wang                    September 22, 1999
                                                                                ----------------------------------------------------
** Intentional misstatements or omissions of facts constitute Federal           **Signature of Reporting Person   Date
   Criminal Violations.
   See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a)

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, See Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.


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                                                                                                                     SEC 1473 (3-99)
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